UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Northern Technologies International Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

665809109
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665809109

1		NAME OF REPORTING PERSONS Perritt Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 300
	6	SHARED VOTING POWER 213,375 (1)
	7	SOLE DISPOSITIVE POWER 300
	8	SHARED DISPOSITIVE POWER 213,375 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,675
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Represents shares beneficially owned by Perritt MicroCap Opportunities Fund, Inc. and Perritt Funds, Inc. (see Item 2(a)).

(2)	The percent ownership calculated is based upon an aggregate of 4,328,935 shares outstanding as of January 14, 2011.

CUSIP No. 665809109

1		NAME OF REPORTING PERSONS Perritt MicroCap Opportunities Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 129,275
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 129,275
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,275
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 4,328,935 shares outstanding as of January 14, 2011.

CUSIP No. 665809109

1		NAME OF REPORTING PERSONS Perritt Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 84,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 84,100
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,100
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 4,328,935 shares outstanding as of January 14, 2011.

CUSIP No. 665809109

Item 1(a).                         Name of Issuer:

Northern Technologies International Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4201 Woodland Road, Circle Pines, MN 55014

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (i) Perritt Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; (ii) Perritt MicroCap Opportunities Fund, Inc., an investment company registered under the Investment Company Act of 1940; and (iii) Perritt Funds, Inc., an investment company registered under the Investment Company Act of 1940.  Perritt Capital Management, Inc. is the investment adviser to Perritt MicroCap Opportunities Fund, Inc. and its sole series, Perritt MicroCap Opportunities Fund, and to Perritt Funds, Inc. and its sole series, Perritt Emerging Opportunities Fund.  Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Perritt Capital Management, Inc., Perritt MicroCap Opportunities Fund, Inc. and Perritt Funds, Inc. that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

300 South Wacker Drive, Suite 2880, Chicago, IL 60606

Item 2(c).	Citizenship:

Perritt Capital Management, Inc. is an Illinois corporation.

Perritt MicroCap Opportunities Fund, Inc. is a Maryland corporation.

Perritt Funds, Inc. is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

665809109

CUSIP No. 665809109

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership:

Perritt Capital Management, Inc.

(a)	Amount Beneficially Owned: 213,675

(b)	Percent of Class: 4.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 300

(ii)	shared power to vote or to direct the vote: 213,375

(iii)	sole power to dispose or to direct the disposition of: 300

(iv)	shared power to dispose or to direct the disposition of: 213,375

Perritt MicroCap Opportunities Fund, Inc.

(a)	Amount Beneficially Owned: 129,275

(b)	Percent of Class: 3.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 129,275

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 129,275

CUSIP No. 665809109

Perritt Funds, Inc.

(a)	Amount Beneficially Owned: 84,100

(b)	Percent of Class: 1.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 84,100

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 84,100

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

CUSIP No. 665809109

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed January 21, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2011
PERRITT CAPITAL MANAGEMENT, INC.

By:         /s/ Michael J. Corbett
Michael J. Corbett, Vice President

PERRITT MICROCAP OPPORTUNITIES FUND, INC.

By:         /s/ Michael J. Corbett
Michael J. Corbett, President

PERRITT FUNDS, INC.

By:         /s/ Michael J. Corbett
Michael J. Corbett, President